Tel 713.758.2222 Fax 713.758.2346
November 26, 2010
Via EDGAR and Federal Express
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	QR Energy, LP Amendment No. 1 to Registration Statement on Form S-1 File No. 333-169664 Filed November 3, 2010
Dear Mr. Schwall:
     Set forth below are the responses of QR Energy, LP, a Delaware limited partnership (“QR Energy,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff ”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 24, 2010, with respect to QR Energy’s Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1” ), filed with the Commission on November 3, 2010, File No. 333-169664 (the “Registration Statement”). Each response below has been prepared and is being provided by QR Energy, which has authorized us to respond to the Staff’s comments on its behalf.
     Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). We are also supplementally providing the Staff with a copy of the slides for the road show presentation to be used in connection with this offering, as requested by the Staff in comment 7 to its letter dated October 27, 2010. For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 2, together with three copies of Amendment No. 2 that are marked to show all revisions to the Registration Statement since we filed Amendment No. 1.
     For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2, unless indicated otherwise.
General
1.	Please provide updated financial statements and related disclosure in accordance with Rule 3-12 of Regulation S-X.

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November 26, 2010 Page 2
     Response:
     We revised the disclosure in Amendment No. 2 to include updated financial statements and related disclosure in Amendment No. 2 as of September 30, 2010 in accordance with Rule 3-12 of Regulation S-X.
Prospectus Summary, page 1
2.	We note your response to comment 14 from our letter dated October 27, 2010. However, we do not see in your disclosure any revisions clarifying the specific meaning of the phrases cited in our prior comment. Please include disclosure clarifying the meaning of these phrases.
     Response:
     To further clarify our meaning for investors, we revised the disclosure in Amendment No. 2 to include a fulsome discussion of what we mean when we characterize our and the Fund’s properties as “mature, onshore oil and gas reservoirs with long-lived, predictable profiles.” In addition, we include a cross-reference to the appropriate risk factor disclosure that discusses the risks inherent in all oil and natural production. Please read page 148 of the preliminary prospectus.
     We also revised the disclosure in Amendment No. 2 to include a cross-reference to this fulsome discussion in the first place that we characterize our and the Fund’s properties with such phrases. Please read page 1 of the preliminary prospectus.
Our relationship with the fund, page 5
3.	We note your revised disclosure in response to prior comment number 18 indicates that the Fund has informed you that it intends to offer you the opportunity to purchase its additional mature onshore producing oil and natural gas assets in future periods at mutually agreeable prices. Please revise your disclosure to add a summary of the process by which a mutually agreeable price will be determined, as you discuss in your response.
     Response:
     We revised the disclosure in Amendment No. 2 accordingly. Please read pages 5, 146 and 192 of the preliminary prospectus.
Risk Factors, page 29
We May Incur Substantial Additional Debt to Enable Us to Pay Our Quarterly Distributions. . ., page 41
4.	We note your disclosure that you may be unable to pay the minimum quarterly distribution or the then-current distribution rate without borrowing under your credit

November 26, 2010 Page 3
facility. In addition, we note from your disclosure on page 25 that you anticipate you will be required to comply with certain Adjusted EBITDA-related metrics under your new credit facility and Adjusted EBITDA is a significant component of your cash available for distribution. Please tell us the Adjusted EBITDA metrics you anticipate under your new credit facility and clarify for us how you considered risk factor disclosure regarding any inability to borrow under your credit facility to pay minimum distributions in light of the Adjusted EBITDA metrics and other debt covenants you anticipate.
     Response:
     Our new credit agreement will require that we maintain a leverage ratio of 4.0 to 1.0, which is the ratio of our Total Debt to EBITDAX, as each term is defined in the credit agreement, a form of which has been included as Exhibit 10.1 to Amendment No. 2. The definition of EBITDAX contained in the credit agreement is substantially similar to the definition we provide for Adjusted EBITDA on page 25 of the preliminary prospectus. The only difference between our definition of Adjusted EBITDA and the definition of EBITDAX included in the credit agreement is that EBITDAX adds back exploration expenses and our Adjusted EBITDA does not. However, because we account for our oil and natural gas exploration and development activities using the full cost method of accounting as disclosed on page F-23 of the preliminary prospectus, we will never have any exploration expenses. Other than Total Debt to EBITDAX, there are no covenants in our credit agreement relating to EBITDAX or Adjusted EBITDA.
     We believe that the risk of the potential inability to borrow under our credit facility to pay the minimum quarterly distribution to our unitholders is addressed in the seventh bullet of the first risk factor under the heading “We May Not Have Sufficient Cash to Pay the Minimum Quarterly Distribution on Our Common Units, Following the Establishment of Cash Reserves and Payment of Fees and Expenses, Including Payments to Our General Partner” beginning on page 29 of the preliminary prospectus. In considering the appropriate risk factor disclosure, we determined that our leverage ratio supports borrowings of up to approximately $282.4 million as of September 30, 2010, using the calculation for Adjusted EBITDA for the twelve months ended September 30, 2010 found on page 76 of Amendment No. 2. Taking into account the $225 million we expect to borrow under our credit facility at the closing of this offering, and assuming our Adjusted EBITDA remains constant, we would be able to borrow up to an additional $57.4 million under our credit facility to pay distributions to unitholders and maintain compliance with the leverage ratio covenant. To the extent that for any reason our Adjusted EBITDA was unavailable for distributions to unitholders, this additional $57.4 million would amount to approximately 97% of the estimated annual cash distributions disclosed in our prospective financial information on page 80 of the preliminary prospectus. As a result, we concluded that the potential inability to borrow under our credit facility to pay minimum distributions was not a risk that warranted greater prominence in Amendment No. 2.
Our Cash Distribution Policy and Restrictions on Distributions, page 70
Restrictions and Limitations on Cash Distributions. . ., page 70

November 26, 2010 Page 4
5.	We note your response to comment 35 from our letter dated October 27, 2010, and your statement that you do not anticipate making distributions from capital surplus. However, it appears from your disclosure at page 71 that there are situations in which distributions made from operating surplus, as defined, may constitute a return of capital. For example, you note distributions made from the cash basket and working capital borrowings. Please revise to describe the specific circumstances in which distributions of operating surplus will operate as a return of capital. Provide related risk factor disclosure, or explain why this would not present a material risk.
     Response:
     We revised the disclosure in Amendment No. 2 to delete the following sentence from the last bullet point on page 71 of the preliminary prospectus: “Accordingly, it is possible that return of capital distributions could be made from operating surplus.” — it is not possible that return of capital distributions could be made from operating surplus, as defined. We define “operating surplus” in our partnership agreement and we disclose the manner in which operating surplus is derived on page 94 of the preliminary prospectus. Our partnership agreement requires that we treat all available cash distributed as distributions from operating surplus until the sum of all available cash distributed since the closing of the offering equals the operating surplus from the closing of the offering through the end of the quarter immediately preceding that distribution. Conversely, our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus — so it is possible for us to distribute amounts in excess of operating surplus, which would result in a return of capital, but such distributions would be treated as capital surplus, not operating surplus.
     As disclosed on pages 105 and 106 of the preliminary prospectus, our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, similar to a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the Target Distribution will be reduced in the same proportion as the distribution had in relation to the fair market value of the common units prior to the announcement of the distribution. We also disclose that if we reduce the minimum quarterly distribution to zero, we will then make all future distributions as if they were from operating surplus, with 99.9% being distributed to the holders of our common, Class B and subordinated units, pro rata, and 0.1% being distributed to our general partner. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee — Distributions from Capital Surplus — Effect of a Distribution from Capital Surplus” beginning on page 105 of the preliminary prospectus. We revised the disclosure in Amendment No. 2 to include a cross-reference to our disclosure regarding the effect of distributions from capital surplus. Please read page 72 of the preliminary prospectus.
     As set forth in our response to the Staff’s letter dated October 27, 2010, we include a risk factor disclosing the material risk to unitholders resulting from a distribution of cash that is treated as a distribution from capital surplus. Please read “If We Distribute Cash from Capital Surplus, Which is Analogous to a Return of Capital, Our Minimum Quarterly Distribution Will Be Reduced Proportionately, and the Target Distribution Relating to Our General Partner’s Management Incentive Fee Will Be Proportionately Decreased” on page 58 of the preliminary

November 26, 2010 Page 5
prospectus. We revised the disclosure in Amendment No. 2 to include in the risk factor a more precise cross-reference to our disclosure of the effect of a distribution from capital surplus. Please read page 59 of the preliminary prospectus.
QR Energy. LP — Estimated Adjusted EBITDA, page 80
6.	Your response to prior comment 36 indicates that you revised your disclosure to indicate you have not included any reserves beyond the estimated maintenance capital expenditures and cash interest expense in calculating the estimated cash available for distribution. Please revise your disclosure to clarify how you considered whether the various debt covenants of your new credit facility that you describe on pages 25 and 122 impact your estimated cash available for distribution. In this regard, we note your disclosure on page 92 that cash available for distribution does not include cash required to comply with your debt and other agreements.
     Response:
     We revised the disclosure in Amendment No. 2 accordingly. Please read page 88 of the preliminary prospectus.
Capital Expenditures, page 95
7.	We note your response to comment 38 from our letter dated October 27, 2010. It does not appear that the use of estimated maintenance capital will make it more difficult to increase distributions in all quarters. As you note, this will only apply to distributions in quarters where estimated expenses are higher than actual expenses, while the opposite would be true in quarters where actual expenses are higher than the estimate. Please revise this bullet point to clarify.
     Response:
     We revised the disclosure in Amendment No. 2 to clarify that it may be more difficult for us to increase distributions as a result of using estimated maintenance capital expenditures only in quarters where estimated maintenance capital expenditures exceed actual maintenance capital expenditures. Please read page 97 of the preliminary prospectus.
Pro Forma Liquidity and Capital Resources, page 121
New Credit Facility, page 122
8.	We note from your disclosure on page 25 that you anticipate you will be required to comply with certain Adjusted EBITDA-related metrics under your new credit facility. However, your discussion here appears to only mention certain leverage and current ratios as well as various other restrictions. Please revise to disclose that you anticipate your new credit facility will be subject to certain Adjusted EBITDA-related metrics and include the specifics of those metrics. In addition, please revise your disclosure on page 25 to include the specific Adjusted EBITDA-metrics to which you anticipate you will be subject.

November 26, 2010 Page 6
     Response:
     We revised the disclosure in Amendment No. 2 to remove from pages 25 and 124 any reference to our new credit facility containing Adjusted EBITDA-related metrics. As noted in our response to the Staff’s Comment 4, our new credit facility will require us to comply with an EBITDAX-based leverage ratio covenant, and we have revised our disclosure to that effect Please read page 117 of the preliminary prospectus.
Executive Compensation, page 174
9.	Please clarify whether prior to December 31, 2012, Messrs. Smith’s and Campbell’s salaries will be included in, or in addition to, the administrative services fee paid to Quantum Resources Management, which is calculated as 3.5% of Adjusted EBITDA. In that regard, your disclosure at page 174 is not clear with respect to whether there is a difference between the administrative services fee that you will pay your general partner and the administrative services fee your general partner will pay to Quantum Resources Management under the services agreement.
     Response:
     We revised the disclosure in Amendment No. 2 to clarify that any payment of our executive officers’ salaries, including Messrs. Smith’s and Campbell’s salaries, will be included in (and will not increase) the administrative services fee of 3.5% of Adjusted EBITDA paid to Quantum Resources Management prior to December 31, 2012. As revised, we believe that the disclosure in Amendment No. 2 is clear that the amount we will pay to our general partner will be equal to, and is a reimbursement of, the amount that our general partner will pay to Quantum Resources Management under the administrative services agreement. Please read page 176 of the preliminary prospectus.
Compensation Discussion and Analysis, page 175
10.	We note your response to comment 46 from our letter dated October 27, 2010, and your disclosure that Quantum Resources Management will have responsibility and authority for compensation related decisions for executive officers that have responsibilities for both you and the Fund. It appears that all of your named executive officers also have responsibilities to the Fund. Therefore, it appears that Quantum Resources Management will set the compensation for each of your named executive officers. Please revise to disclose this fact to the extent applicable. In addition please disclose the applicable compensation policies and practices of Quantum Resources Management, or explain why such disclosure is not appropriate or required.

November 26, 2010 Page 7
     Response:
     We revised the disclosure in Amendment No. 2 to reflect that Quantum Resources Management only has responsibility and authority for compensation related decisions for executive officers in respect of their service to the Fund or other entities. The board of directors of our general partner, or a committee thereof, has responsibility and authority for compensation related decisions for executive officers in respect of their service to us. As a private company, Quantum Resources Management has not historically employed any formal compensation policies or practices and that all compensation decisions are made in the discretion of the individuals who control Quantum Resources Management.
     In addition, we revised the disclosure in Amendment No. 2 to reflect that, when he ceases serving as the Fund’s Interim Chief Financial Officer, Cedric Burgher will be the only executive officer of our general partner who solely has responsibilities to us. As a result, Mr. Burgher will be the only executive officer of our general partner for whom the board of directors of our general partner has sole responsibility and authority for compensation related decisions. For all of the other executive officers of our general partner, the board of directors of our general partner will take into consideration any compensation amounts allocable under the services agreement to our general partner in determining what, if any, additional compensation is warranted. Please read page 177 of the preliminary prospectus.
11.	We note your response to comment 48 from our letter dated October 27, 2010. With respect to the incentive compensation that you plan to award, please disclose whether the performance metrics governing such compensation will be tied in any way to the performance of entities other than QR Energy, LP, such as Quantum Resources Management, the Fund, Quantum Energy Partners, or another affiliate.
     Response:
     We revised the disclosure in Amendment No. 2 to clarify that the performance metrics governing incentive compensation will not be tied in any way to the performance of entities other than our Partnership — specifically, such performance metrics will not be tied in any way to the performance of Quantum Resources Management, the Fund, Quantum Energy Partners, or any other affiliate of ours. Please read page 177 of the preliminary prospectus.
Long-Term Incentive Plan, page 176
12.	We note that under Section 4(a) of the QRE GP, LLC long-term incentive plan filed as Exhibit 10.3, the number of units reserved and available for issuance under the plan automatically increases at the beginning of each fiscal year. Please provide related disclosure in this section.
     Response:
     We have revised the Form of Long-Term Incentive Plan, included as Exhibit 10.3 to Amendment No. 2, to remove the provision for the automatic increase of units reserved and available for issuance under the plan. As a result of such revision, we do not believe any additional disclosure is warranted.

November 26, 2010 Page 8
13.	We note your response to comment 50 from our letter dated October 27, 2010, and your statement that your future allocation methodology has not yet been determined. Please disclose this information in your prospectus.
     Response:
     We revised the disclosure in Amendment No. 2 accordingly. Please read page 188 of the preliminary prospectus.
Conflicts of Interest and Fiduciary Duties, page 189
14.	We note your response to comment 51 from our letter dated October 27, 2010. Please disclose in an appropriate location, such as the risk factors section, that your general partner is authorized to invest your funds as investment capital expenditures in other partnerships with which it is or may become affiliated. In the alternative, explain why this does not pose a material risk.
     Response:
     We revised the disclosure in Amendment No. 2 accordingly. Please read pages 49 and 197 of the preliminary prospectus.
Unaudited Pro Forma Condensed Financial Statements, page F-2
Note 4. Pro Forma Standardized Measure of Discounted Future Net Cash Flows, page F-12
15.	We note your response to prior comment number 61. In lieu of the oil and gas reserve disclosures required by ASC 932-235-50-3 through 50-11, please revise to disclose as of December 31, 2009 the net quantities of proved oil and gas reserves to be contributed to you by your Predecessor at the closing of the offering, consistent with the format provided in ASC 932-235-50-4.
     Response:
     We revised the disclosure in Amendment No. 2 accordingly. Please read page F-12 of the preliminary prospectus.
Engineering Comments
Risk Factors, page 29
Because We Do Not Control the Development of Certain of the Properties in Which We Own Interests, but Do Not Operate, Including, Our Overriding Oil Royalty Interest in the Jay Field, We May Not Be Able to Achieve Any Production from These Properties in a Timely Manner, page 44

November 26, 2010 Page 9
16.	We note the disclosure of the value based portion of your proved reserves and your proved undeveloped reserves that are attributed to non-operated properties. Please amend your document to disclose also the unweighted volume figures for the portion of your proved reserves and PUD reserves that are attributed to non-operated properties.
     Response:
     We revised the disclosure in Amendment No. 2 accordingly. Please read page 44 of the preliminary prospectus.
     Business and Properties, page 140
     Internal Quantum Resources Management Person, page 155
17.	In your response 72 to our October 27, 2010 letter, you disclosed the technical qualifications of your third party engineer’s responsible technical person. Please amend your document to disclose the qualifications of your in-house technical person responsible for liaison/oversight of the third party’s engineering audit.
     Response:
     We revised the disclosure in Amendment No. 2 to clarify that Kyle Schultz, our Senior Exploitation Advisor, is responsible for liaison and oversight of our third party engineering audit. Mr. Schultz’s qualifications are disclosed in the preliminary prospectus. Please read page 156 and page 157 of the preliminary prospectus.
     Notes to Unaudited Pro Forma Condensed Financial Statements, page F-8
     Pro Forma Standardized Measure of Discounted Future Net Cash Flows, page F-12
18.	In our prior comment 73, we requested support for your reference to “generally accepted engineering and evaluation principles” as well as a compilation of these principles. In part, you responded that a compilation was unavailable, but “The estimates in the report of Miller and Lents...were prepared using generally accepted principles and methods as promulgated by the SPE in the SPE 2007 Standards and as embodied by the petroleum engineering textbooks, as well as in accordance with applicable standards promulgated by the Commission.” You also stated herein “Management believes the reserve estimates presented herein, prepared in accordance with generally accepted industry methods and evaluation principles as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers (SPE Standards) consistently applied, are reasonable. Without a compilation of these principles, reference to them appears inappropriate. Please amend your document to remove reference to these “generally accepted industry methods and evaluation principles” in your document. This applies also to the reference to “accepted petroleum engineering, geoscience and evaluation principles” in your third party reserve audit report.

November 26, 2010 Page 10
     Response:
     In our initial filing of the Registration Statement, we included a summary report prepared by Miller and Lents, Ltd. with respect to its audit of our pro forma estimated proved reserve information as of June 30, 2010 as Appendix C to the Registration Statement. Miller & Lents has prepared a revised summary of our pro forma estimated proved reserves as of June 30, 2010 (the “Revised Summary”) reflecting its fully engineered report on our pro forma estimated proved reserves as of June 30, 2010, which we include as Appendix C to Amendment No. 2.
     We believe the Revised Summary is responsive to the Staff’s comments. Specifically, Miller & Lents has confirmed that the reserve estimates presented in Amendment No. 2 and the Revised Summary were prepared in accordance with the Standards Pertaining to Estimating and Auditing of Oil and Gas Reserve Information approved by the Society of Petroleum Engineer Board in 2001 and revised as of February 19, 2007 (the “SPE Standards”). Nevertheless, we and Miller & Lents acknowledge the Staff’s concerns regarding references to SPE Standards in the preliminary prospectus without disclosing such principles as well as the Staff’s concern regarding our reference to the SPE Standards as “generally accepted industry methods and evaluation principles.” To address these concerns, Miller & Lents has included the SPE Standards as Appendix 2 to the Revised Summary, and we have revised our disclosure in Amendment No. 2 to include a cross reference to Appendix 2 to the Revised Summary after the first mention of the SPE Standards in the Revised Summary in the third full paragraph of page 3. Additionally, we have revised the disclosure in Amendment No. 2 on page F-12 that “Management believes the reserve estimates presented herein, prepared in accordance with generally accepted industry methods and evaluation principles as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers (SPE Standards) consistently applied, are reasonable” to also include a cross reference to the SPE Standards included as Appendix 2 to the Revised Summary and to delete the underlined language that creates an implication that the SPE Standards are generally accepted industry methods and evaluation principles. Please read page F-12 of the preliminary prospectus. Additionally, the Revised Summary does not include references to “accepted petroleum engineering, geoscience and evaluation principles.”
Appendix C — Miller and Lents Report
19.	In our prior comment 76, we requested, in part, an amended third party reserve audit report that included the benchmark and average adjusted oil, gas, and NGL prices used in the estimation of your proved reserves as well as the completion date of the report. We found only benchmark prices disclosed. Please amend your document to present a third party engineering report with the average adjusted prices used in your proved reserve estimates as well as the completion date of the report.

November 26, 2010 Page 11
     Response:
     Response: Miller & Lents included in the Revised Summary the average adjusted oil, gas and NGL prices used in the estimation of proved reserves. The following text has been added as the last sentence of the first paragraph on page one:
“This report was completed on November 26, 2010.”
     Miller & Lents included in the Revised Summary the completion date of the report. The following text has been added as the sixth sentence of the fifth full paragraph on page two:
     “The average adjusted product prices for the total of all proved reserves were $71.52 per barrel of oil, $44.46 per barrel of NGL and $3.99 per Mcf of gas.”
     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 2 to Jeffery K. Malonson at Vinson & Elkins L.L.P. at (713) 758-3824.

Very truly yours,
By:	/s/ Jeffery K. Malonson
Jeffery K. Malonson

Enclosures

cc:	John P. Lucas, Securities and Exchange Commission
Gregory S. Roden, QRE GP, LLC
Douglas E. McWilliams, Vinson & Elkins L.L.P.
G. Michael O’Leary, Andrews Kurth LLP
Timothy C. Langenkamp, Andrews Kurth LLP